Exhibit 99.1

SDLP - Seadrill Partners LLC agrees to acquire the tender rig T-16

London, United Kingdom, October 11, 2013 - Seadrill Partners LLC (NYSE: SDLP) ("Seadrill Partners" or the "Company") announced today that it has entered into an agreement to acquire the company that owns the tender rig T-16 from Seadrill Limited ("Seadrill") for a total purchase price of US$200 million, less approximately US$93 million of debt outstanding under the credit facility secured by the T-16. Seadrill Partners will acquire the company that owns the T-16 in exchange for approximately US$107 million in unregistered common units that Seadrill Partners will issue to Seadrill Limited. The number of common units to be issued to Seadrill Limited will be 3,310,622, at a price of US$32.29 which is based on the ten-day volume weighted average closing price ending on October 10, 2013 for Seadrill Partners' common units. The transaction is expected to close within October 2013.

The T-16 commenced operations in September 2013 under a five-year contract with Chevron in Thailand at an initial dayrate of US$115,500. The debt secured by the T-16 matures in December 2017 and has an interest rate of LIBOR plus a margin of 3.25% per annum.

Seadrill Partners' management believes that the acquisition will be accretive to unitholders and has recommended that, upon completion of the acquisition, the Board of Directors of Seadrill Partners (the "Board") consider an increase in the quarterly cash distribution of between US$0.025 and US$0.03, an approximate 7% increase (annualized increase of between US$0.10 and US$0.12 from the current annualized distribution rate of US$1.67 per common unit), which would become fully effective for the distribution with respect to the quarter ending December 31, 2013. Any such increase would be conditioned upon, among other things, the closing of the acquisition, the approval of such increase by the Board and the absence of any material adverse developments that would make such an increase inadvisable.

The Board of Directors of Seadrill Partners and the Conflicts Committee of the Board have approved the purchase price and issuance of the common units. The Conflicts Committee retained a financial advisor, Global Hunter Securities, to assist with its evaluation of the transaction.

The acquisition of the T-16 is another important step in Seadrill Partners' growth strategy and the Board is excited about the Company's future growth prospects.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding the Company's ability to complete the acquisition of the T-16 and projected increases in cash distributions are considered forward looking statements. These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward looking statements include, but are not limited to the performance of the drilling rigs in the Company's fleet, delay in payment or disputes with customers, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company's fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward looking statement can be guaranteed. When considering these forward looking statements, you should keep in mind the risks described from time to time in the Company's filings with the SEC, including its Annual Report on Form 20-F.

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.